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SEC FILE NUMBER
8-48995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Logan Group Securities

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1250 Douglas Blvd. Suite 240
(No. and Street)

Roseville	CA	95651
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Logan	916.791.3200	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/03	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin Logan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Logan Group Securities, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

SEE ATTACHED
CALIFORNIA ALL-PURPO
ACKNOWLEDGMENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Placer }

On 29th March 2022 before me, Samantha Giese, Notary Public,
(Here insert name and title of the officer)

personally appeared Kevin Logan,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

SAMANTHA GIESE
COMM. # 2269173
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
COMM. EXPIRES DEC. 2, 2022

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THE LOGAN GROUP SECURITIES

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2021

THE LOGAN GROUP SECURITIES

CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Sole Proprietor of
The Logan Group Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Logan Group Securities (the Company) as of December 31, 2021, and the related statements of operations, proprietor's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's

financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samville & Company

We have served as the Company's auditor since 2020.

Dallas, Texas
March 25, 2022

THE LOGAN GROUP SECURITIES
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$ 38,325
Investments in securities, at fair value	27,199
Accounts receivable	44,689
Prepaid expenses	326
Total Assets	$ 110,539

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	
Accounts payable	$ 1,166
Total liabilities	1,166
Proprietor's Equity	109,373
Total Liabilities & Proprietor's Equity	$ 110,539

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Commissions	$ 217,787
Distribution fees	351,065
Net realized and unrealized gain on investments	3,745
Interest income	109
Total Revenues	572,706
Expenses	
Professional fees	18,250
Administrative support	4,800
Rent expense	3,600
Regulatory fees	2,471
Data and communications	2,400
Insurance	2,336
Office supplies	1,125
Other expenses	117
Total Expenses	35,099
Net Income	$ 537,607

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Changes in Proprietor's Equity
For the Year Ended December 31, 2021

		Total
Balances at December 31, 2020	$	30,062
Distributions		(458,296)
Net income		537,607
Balances at December 31, 2021	$	109,373

The accompanying notes are an integral part of these financial statements.

THE LOGAN GROUP SECURITIES
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 537,607
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Net realized and unrealized gain on investment	(3,745)
Interest income	(108)
Change in assets and liabilities:	
Increase in accounts receivable	(39,848)
Decrease in prepaid expenses	936
Decrease in accounts payable	(568)
Net cash provided by operating activities	494,273
Cash flows from investing activities	
Net cash provided by investing activities	--
Cash flows from financing activities	
Distributions to sole proprietor	(458,296)
Net cash used in financing activities	(458,296)
Net increase in cash	35,977
Cash at beginning of year	2,348
Cash at end of year	$ 38,325

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

The Logan Group Securities (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California.

Note 2 - Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

As the Company is a sole proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is incurred by the sole proprietor on their personal tax return.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of mutual funds, annuities and insurance contracts.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained

Note 3 - Revenue Recognition, continued

due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of approximately $105,736 which was $100,736 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Related Party Transactions

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During the year the Company paid $8,400 to the related entity for these services.

The financial position, results of operations and cash flows of the Company differ from those that would be achieved had the Company operated autonomously.

Note 6 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Note 6 - Fair Value Measurements, continued

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Investments in securities at fair value are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2021.

Note 7- Subsequent Events

The Company has evaluated subsequent events through March 25, 2022, the date which the financial statements were issued. During the months of January and February, 2022 the Company had proprietor's equity distributions totaling $64,025.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2021

Schedule I
THE LOGAN GROUP SECURITIES
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total proprietor's equity qualified for net capital	$ 109,373
Deductions and/or charges Prepaid expenses	(326)
Net capital before haircuts on securities positions	109,047
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	(3,311)
Net capital	$ 105,736

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 1,166
Total aggregate indebtedness	$ 1,166

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 78
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 100,736
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 99,736
Ratio: Aggregate indebtedness to net capital	0.01 to 1

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA amended FOCUS report as of December 31, 2021.

Schedule II & III

THE LOGAN GROUP SECURITIES

Computation for Determination of Reserve Requirements and
Information Relating To Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2021

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

Board of Directors
The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) The Logan Group Securities (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to acting as a mutual fund retailer, selling variable life insurance or annuities and providing investment advisory services. (2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Logan Group Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Dallas, Texas
March 25, 2022

The Logan Group Securities Exemption Report

The Logan Group Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) providing investment advisory services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kevin Logan, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Chief Executive Officer

Date of Report: February 10, 2022